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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      ------------------------------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                      ------------------------------------

                           ARBOR HEALTH CARE COMPANY
                           (Name of Subject Company)

                             AHC ACQUISITION CORP.
                      INDIRECT WHOLLY OWNED SUBSIDIARY OF

                                EXTENDICARE INC.
                                   (Bidders)

                                  COMMON STOCK
                         (Title of class of securities)

                                   03876L108
                     (CUSIP Number of Class of Securities)
                               BARRY L. STEPHENS
                                EXTENDICARE INC.
                            3000 STEELES AVENUE EAST
                                MARKHAM, ONTARIO
                                 CANADA L3R 9W2
                                 (905) 470-4000
          (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidders)
                                with a copy to:

                             MILTON G. STROM, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 735-3000

                               SEPTEMBER 29, 1997
        (Date of Event Which Requires Filing Statement on Schedule 13D)

                           CALCULATION OF FILING FEE
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
           Transaction valuation* $327,011,715                        Amount of filing fee** $65,403
------------------------------------------------------------------------------------------------------------------

* For purposes of calculating the filing fee only. This calculation assumes the purchase of 7,266,927 shares of Common Stock, par value $0.03 per share, of Arbor Health Care Company (the "Company") (the "Shares") at $45.00 net per Share in cash. Such number of Shares represents all the Shares outstanding as of September 26, 1997, plus 327,766 Shares issuable upon the exercise of outstanding employee stock options, and 2,000 Shares which may be issued pursuant to the Company's employee stock purchase plan.

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by AHC Acquisition Corp. for such number of shares.

[ ]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
   Amount Previously Paid: Not applicable.
   Form or Registration No.: Not applicable.
   Filing Party: Not applicable.
   Dated Filed: Not applicable.

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

CUSIP NO. 03876L108
                                 14D-1 AND 13D

    1.      NAMES OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            AHC Acquisition Corp.
    2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (SEE INSTRUCTIONS)
                                                                                             (a) [ ]
                                                                                             (b) [ ]
    3.      SEC USE ONLY
    4.      SOURCES OF FUNDS
            BK; AF
    5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
            2(e) OR 2(f).                                                                          [ ]
    6.      CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
    7.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,126,990
    8.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN SHARES                     [ ]
    9.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7*
            Approximately 15.5% of the Shares outstanding on a fully diluted basis as of
            September 26, 1997
   10.      TYPE OF REPORTING PERSON
            CO

* See footnote on following page.

CUSIP NO. 03876L108
                                 14D-1 AND 13D

    1.     NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Extendicare Inc.
    2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                (a) [ ]
                                                                                                (b) [ ]
    3.     SEC USE ONLY
    4.     SOURCE OF FUNDS
           WC
    5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR
           2(f).                                                                                      [ ]
    6.     CITIZENSHIP OR PLACE OF ORGANIZATION
           Canada
    7.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,126,991
    8.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES                       [ ]
    9.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)*
           Approximately 15.5% of the Shares outstanding on a fully diluted basis as of
           September 26, 1997
   10.     TYPE OF REPORTING PERSON
           CO, HC

* On September 29, 1997, Extendicare Inc. ("Parent") and AHC Acquisition Corp., an indirect wholly owned subsidiary of Parent (the "Purchaser") entered into a Stockholder Agreement (the "Stockholder Agreement") with Pier C. Borra, Renee A. Borra, Pier C. Borra and Renee A. Borra, as joint tenants, Borra Family Foundation, Renee A. Borra, Trustee and Pier C. Borra, Jr. (the "Selling Stockholders"). The Selling Stockholders collectively own an aggregate of 1,126,990 Shares, representing approximately 15.5% of the Shares outstanding on a fully diluted basis as of September 26, 1997. Pursuant to the Stockholder Agreement, the Selling Stockholders have agreed to validly tender, at the Offer Price (as defined in the Offer to Purchase dated October 3, 1997 (the "Offer to Purchase")), pursuant to the Offer (as defined in the Offer to Purchase) and not withdraw all Shares which are beneficially owned by the Selling Stockholders not later than the fifth business day after commencement of the Offer. The Stockholder Agreement provides that Parent has an irrevocable option to acquire from each Selling Stockholder, at the Offer Price, all of such Selling Stockholder's Shares if the Merger Agreement (as defined in the Offer to Purchase) is terminated by the Company Board (as defined in the Offer to Purchase) as a result of its entering into a definitive agreement with respect to a Superior Proposal (as defined in the Merger Agreement), or by Parent or the Purchaser, if the Company Board shall have (A) withdrawn, modified or changed in a manner adverse to Parent or the Purchaser its approval or recommendation of the Offer, the Merger Agreement or the Merger (as defined in the Offer to Purchase), (B) shall have approved or recommended an Acquisition Proposal (as defined in the Merger Agreement), or (C) shall have executed an agreement in principle or a definitive agreement providing for a tender offer, exchange offer, merger or other business combination with a person other than Parent or the Purchaser. Subject to certain conditions specified in the Stockholder Agreement, such options are exercisable in whole but not in part for 60 days following the first to occur of the foregoing events. Pursuant to the Stockholder Agreement, each Selling Stockholder has also delivered a proxy to the Purchaser to vote, or grant a consent or approval in respect of the Shares subject to the Stockholder Agreement in favor of the Merger and against any transaction with a third party that would impede or frustrate the Merger Agreement. The Stockholder Agreement is more fully described in Section
12 -- "The Merger Agreement; Stockholder Agreement" of the Offer to Purchase.

     This statement relates to a tender offer by AHC Acquisition Corp., a Delaware corporation (the "Purchaser" and an indirect wholly owned subsidiary of Extendicare Inc., a Canadian corporation ("Parent")), to purchase all shares of Common Stock, par value $0.03 per share (the "Shares") of Arbor Health Care Company, a Delaware corporation, at $45.00 per Share net to seller in cash and without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit(a)(2) (which together constitute the "Offer").

ITEM 1. SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Arbor Health Care Company, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1100 Shawnee Road, P.O. Box 840, Lima, Ohio 45802-0840.

     (b) The information set forth in the Introduction to, and in Section 1, "Terms of the Offer," of, the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 7, "Price Range of the Shares; Dividends," of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     This Statement is being filed by the Purchaser and Parent. The information set forth in the Introduction to, and in Section 9, "Certain Information Concerning the Purchaser and Parent," and Schedule I, "Information Concerning the Directors and Executive Officers of Parent and the Purchaser," of, the Offer to Purchase is incorporated herein by reference.

     (a) - (d) and (g) The name, residence or business address, citizenship, present principal occupation or employment and material occupations during the last 5 years of each executive officer and director of the Purchaser and Parent is set forth in Schedule I of the Offer to Purchase.

     (e) and (f) During the last five years, neither the Purchaser, Parent nor any of the persons listed in Schedule I of the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, or finding any violation of federal or state securities laws.

ITEM 3. PAST CONTRACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) and (b) The information set forth in the Introduction to, and in
Section 9, "Certain Information Concerning the Purchaser and Parent," and
Section 10, "Background of the Offer; Contacts with the Company," of, the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) and (b) The information set forth in Section 13, "Source and Amount of Funds," of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a) -(e) The information set forth in the Introduction to, and in Section 11, "Purpose of the Offer and the Merger," and Section 13, "Source and Amount of Funds," of, the Offer to Purchase is incorporated herein by reference.

     (f) and (g) The information set forth in Section 6, "Effect of the Offer on the Market for the Shares; Exchange Listing and Exchange Act Registration," of the Offer to Purchase is incorporated herein by reference.

     Other than as set forth in the Introduction to, or the above-referenced sections of, the Offer to Purchase, Purchaser has no plans or proposals that relate to, or would result in, any transaction, change or other occurrence with respect to the Company or the Shares that is set forth in any of paragraphs (a) through (g) of Item 5 of the Schedule 14D-1.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) The information set forth in the Introduction to, and in
Section 9, "Certain Information Concerning the Purchaser and Parent," and
Section 12, "The Merger Agreement; Stockholder Agreement," of, the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Introduction to, and in Section 9, "Certain Information Concerning the Purchaser and Parent," Section 10, "Background of the Offer; Contacts with the Company," and Section 12, "The Merger Agreement; Stockholder Agreement," of, the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in Section 16, "Fees and Expenses," of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 9, "Certain Information Concerning the Purchaser and Parent," including the financial statements and the notes thereto incorporated by reference in Section 9, is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

     (a) The information set forth in the Introduction to, and in Section 11, "Purpose of the Offer and the Merger," of the Offer to Purchase is incorporated herein by reference.

     (b) and (c) The information set forth in the Introduction to, and in
Section 15, "Certain Legal Matters; Regulatory Approvals," of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 6, "Effect of the Offer on the Market for the Shares; Exchange Listing and Exchange Act Registration," of the Offer to Purchase is incorporated herein by reference.

     (e) None.

     (f) Reference is hereby made to the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, and which are incorporated herein by reference in their entirety.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)     Offer to Purchase, dated October 3, 1997.
(a)(2)     Letter of Transmittal.
(a)(3)     Notice of Guaranteed Delivery.
(a)(4)     Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
           Other Nominees.

(a)(5)     Letter to Clients for use by Brokers, Dealers, Commercial Banks,
           Trust Companies and Other Nominees.
(a)(6)     Letter addressed to Arbor 401(k) Plan participants.
(a)(7)     Guidelines for Certification of Taxpayer Identification Number on
           Substitute Form W-9.
(a)(8)     Text of Press Release, dated September 30, 1997, issued by
           Extendicare Inc.
(b)        Commitment Letter, dated September 29, 1997, among Extendicare
           Health Services, Inc., NationsBank N.A. and Nationsbanc Capital
           Markets, Inc.
(c)(1) Agreement and Plan of Merger, dated as of September 29, 1997 among Extendicare Inc., AHC Acquisition Corp. and Arbor Health
           Care Company.
(c)(2)     Stockholder Agreement, dated as of September 29, 1997, among
           Extendicare Inc., AHC Acquisition Corp., Pier C. Borra, Renee A.
           Borra, Pier C. Borra and Renee A. Borra, as joint tenants, Borra
           Family Foundation, Renee A. Borra, trustee and Pier C. Borra, Jr.
(d)        None.
(e)        Not applicable.
(f)        None.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 3, 1997                    AHC ACQUISITION CORP.

                                          By:     /s/ BARRY L. STEPHENS

                                            ------------------------------------
                                            Name: Barry L. Stephens
                                            Title: Vice-President

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 3, 1997                    EXTENDICARE INC.

                                          By:     /s/ BARRY L. STEPHENS

                                            ------------------------------------
                                            Name: Barry L. Stephens
                                            Title: Senior Vice-President,
                                              Finance

                                 EXHIBIT INDEX

EXHIBIT
  NO.                                         DESCRIPTION
-------    ----------------------------------------------------------------------------------
(a)(1)     Offer to Purchase, dated October 3, 1997.
(a)(2)     Letter of Transmittal.
(a)(3)     Notice of Guaranteed Delivery.
(a)(4)     Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)     Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies
           and Other Nominees.
(a)(6)     Letter addressed to Arbor 401(k) Plan participants.
(a)(7)     Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.
(a)(8)     Text of Press Release, dated September 30, 1997, issued by Extendicare Inc.
(b)        Commitment Letter, dated September 29, 1997, among Extendicare Health Services,
           Inc., NationsBank N.A. and Nationsbanc Capital Markets, Inc.
(c)(1)     Agreement and Plan of Merger, dated as of September 29, 1997 among Extendicare
           Inc., AHC Acquisition Corp. and Arbor Health Care Company.
(c)(2)     Stockholder Agreement, dated as of September 29, 1997, among Extendicare Inc., AHC
           Acquisition Corp., Pier C. Borra, Renee A. Borra, Pier C. Borra and Renee A.
           Borra, as joint tenants, Borra Family Foundation, Renee A. Borra, trustee and Pier
           C. Borra, Jr.
(d)        None.
(e)        Not applicable.
(f)        None.